hannover **re**

RECEIVED
NOV 0 1 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 152

SUPPL

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

02055861

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

October 29, 2002

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our latest Newsletter: "Standard & Poor's Rating for Hannover Re".

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

Best regards,

Dr. Lutz Köhler

Iris Garbers

PROCESSED
NOV 2 1 2002
THOMSON
FINANCIAL

Enclosures

Hannover
Rückversicherungs-AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Supervisory Council
Wolf-Dieter Baumgartl, *Chairman*

Executive Board
Wilhelm Zeller, *Chairman*
Dr. Wolf Becke, Jürgen Gräber
Dr. Michael Pickel
André Arrago, *Deputy Member*
Dr. Elke König, *Deputy Member*
Ulrich Wallin, *Deputy Member*

Registered Office
Hannover
Commercial Register
Hannover
HRB 6778

Bank Account
Deutsche Bank AG
Hannover
Bank Code: 250 700 70
No. 660 670
SWIFT-Code: DEUT DE 2H

hannover re®

NEWSLETTER

***The Hannover Re NewsLetter** serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance including severe loss events, as well as to share new developments at Hannover Re.*

Standard & Poor's Rating of Hannover Re

Hannover, 29 October 2002: The rating agency Standard & Poor's has announced today that it has placed its financial strength rating of Hannover Re (AA, "very strong") on Credit Watch with negative implications.

It is important for us to stress that Standard & Poor's only reason for doing so are the current talks between HDI Haftpflichtverband der Deutschen Industrie and the Gerling Group concerning a possible cooperation. Hannover Re is not involved in these talks.

The talks between Hannover Re and Gerling Global Re are solely concerning parts of the European life reinsurance business of Gerling Global Re. They are not connected to the contacts between HDI and the Gerling Group. Any further cooperation between Hannover Re and Gerling Global Re is not intended.

For further information, please contact Lutz Köhler (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail lutz.koehler@hannover-re.com).

***Hannover Re,** with gross premiums of approx. EUR 12 bn., is the fifth-largest reinsurer in the world. It transacts all lines of property/casualty, life/health, financial/finite-risk reinsurance as well as program business and maintains business relations with more than 2,000 insurance companies in over 100 countries. Its world-wide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The American rating agencies Standard & Poor's and A.M. Best have awarded Hannover Re their second-highest rating of AA ("Very Strong") and A+ ("Superior"), respectively.*

SEC MAIL PROCESSING
RECEIVED
NOV 0 1 2002
WASH, D.C. 152 SECTION

hannover **rück**

INFOBRIEF

Der InfoBrief ist *ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche und zu außergewöhnlichen Schadenereignissen vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.*

Standard & Poor's Rating für die Hannover Rück

Hannover, 29. Oktober 2002: Die Ratingagentur Standard & Poor's hat heute bekannt gegeben, dass sie die Beurteilung der finanziellen Stärke der Hannover Rück (AA, „very strong") auf Credit Watch mit negativem Ausblick gesetzt hat.

Wir legen Wert auf die Feststellung, dass Standard & Poor's diesen Schritt allein mit den derzeit geführten Gesprächen zwischen dem HDI Haftpflichtverband der Deutschen Industrie und der Gerling Gruppe über Möglichkeiten einer Zusammenarbeit begründet. Die Hannover Rück ist in diese Gespräche nicht eingebunden.

Die zwischen Hannover Rück und Gerling Globale Rück geführten Gespräche über Teile des europäischen Lebens-Rückversicherungsgeschäfts der Gerling Globale Rück stehen in keinem Zusammenhang mit den Kontakten zwischen dem HDI und der Gerling Gruppe. Eine darüber hinausgehende Kooperation der Hannover Rück mit Gerling Globale Rück ist nicht beabsichtigt.

Für weitere Informationen wenden Sie sich bitte an Dr. Lutz Köhler (Tel. 05 11/ 56 04-15 00, Fax 05 11/ 56 04-16 48, E-Mail lutz.koehler@hannover-re.com).

Die Hannover Rück *ist mit einem Prämienvolumen von rund 12 Mrd. EUR die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die amerikanischen Rating-Agenturen Standard & Poor's und A.M. Best haben sowohl Hannover Rück als auch E+S Rück ein AA ("Very Strong") bzw. A+ ("Superior") Rating zuerkannt.*

SEC MAIL PROCESSING
RECEIVED
NOV 0 1 2002
WASH. D.C. 152 SECTION